November 8, 2024

Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.
188 Grand Street Unit #195
New York , New York 10013

       Re: PowerUp Acquisition Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41293
Dear Howard Doss:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences